[redacted]

13010504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 14145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren G. Johnson — 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

2/5/2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVEST INVESTMENTS, INC.

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc:

We have audited the accompanying financial statements of Univest Investments, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the

KPMG

financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2013

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	726,867
Investments at fair value		4,023,940
Commissions receivable		282,828
Investment advisory fees receivable		14,070
Goodwill		4,253,778
Other intangible assets		449,592
Other assets		302,617
Total assets	$	10,053,692

Liabilities and Stockholder's Equity

Liabilities:		
Accrued wages payable	$	408,883
Accrued taxes payable		278,726
Other accrued expenses		13,757
Total liabilities		701,366
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		5,487,490
Retained earnings		3,862,836
Total stockholder's equity		9,352,326
Total liabilities and stockholder's equity	$	10,053,692

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2012

Revenue:		
Commission income	$	4,324,489
Investment advisory fee income		56,318
Dividend income		3,204
Total revenue		4,384,011
Expenses:		
Commissions		1,493,499
Salaries		818,906
Benefits		250,803
Amortization of intangibles		149,865
Other		615,438
Total expenses		3,328,511
Income before income tax expense		1,055,500
Income tax expense		435,101
Net income	$	620,399

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Retained earnings		Total
Balance at December 31, 2011	$	2,000	5,208,880	3,242,437	$	8,453,317
Net income		—	—	620,399		620,399
Capital contribution from the Parent		—	278,610	—		278,610
Balance at December 31, 2012	$	2,000	5,487,490	3,862,836	$	9,352,326

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	620,399
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,828
Amortization of intangibles		149,865
Deferred tax expense		19,640
(Increase) decrease in:		
Investments at fair value		(3,004,163)
Commissions receivable		292,148
Investment advisory fees receivable		150
Other assets		(183,118)
Increase (decrease) in:		
Accrued wages payable		21,210
Accrued taxes payable		(279,824)
Other accrued expenses		9,848
Net cash used in operating activities		(2,347,017)
Cash flows from investing activities:		
Capital expenditures		(8,088)
Net cash used in investing activities		(8,088)
Cash flows from financing activities:		
Capital contribution from Parent		278,610
Net cash provided from financing activities		278,610
Net decrease in cash		(2,076,495)
Cash – beginning of year		2,803,362
Cash – end of year	$	726,867
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	689,366

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2012

(1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts. Significant accounting estimates used in the preparation of the Company's financial statements include estimates related to the evaluation of goodwill and other intangible assets for impairment.

(b) Subsequent Events

The Corporation has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2012 through February 26, 2013, which is the date these financial statements were available to be issued.

(c) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(d) Securities Transactions and Revenue Recognition

Securities and commodities transactions of the Company are recorded on a trade date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Commission income and expense related to customers' securities transactions are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

Investment advisory fee income represents financial planning servicing fees and is recognized over the period of time the service is provided.

(e) ***Investments at Fair Value***

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(f) ***Furniture and Equipment***

All furniture and equipment are stated at cost. Depreciation is computed on straight-line basis over estimated useful lives of three to ten years. Depreciation expense was $6,828 for 2012. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

(g) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. The Company files its own state tax returns. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. As of December 31, 2012, the Company owed $307,737 to the Parent for federal income taxes.

(h) ***Goodwill and Other Intangible Assets***

The Company completed an annual impairment test for goodwill and other intangibles during the fourth quarter of 2012. Goodwill and identifiable intangible assets are also evaluated more frequently for impairment if events and circumstances indicate a possible impairment. Customer related intangibles are being amortized over their estimated useful lives of ten years. The Company employs general industry practices in evaluating the fair value of its goodwill and other intangible assets. A two-step impairment test is used. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. In Step 1, the fair value of the Company was determined by using a weighted average of the income and market approaches. Under the income approach, the Company measured fair value utilizing a net present value of cash flows of projected net income based on the compound annual growth rate of equity and a discount rate. The discount rate was calculated by utilizing the cost of equity and the cost of debt methods. Under the market approach, fair value was measured based on trading multiples of independent publicly traded entities of comparable sizes. The Company, being fee-based revenue dependent, believes that a heavier weighting on the income approach was warranted; and not being publicly traded, warranted less weighting on the market approach. The fair value that was calculated was compared to the carrying amount of the Company. The fair value of the Company exceeded its carrying amount, therefore, no impairment existed. If the fair value of the

(Continued)

Company is less than its carrying amount, a Step 2 test is required to calculate and compare the fair value of the Company goodwill with the carrying amount of that goodwill. The valuation procedures applied in Step 2 are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price. If the implied fair value of goodwill is less than its carrying amount, impairment exists which requires an impairment charge to noninterest expense.

There was no impairment of goodwill or other identifiable intangible assets recorded during 2012. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings.

(i) Recent Accounting Pronouncements

In July 2012, the FASB issued an ASU to simplify testing indefinite-lived intangible assets for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative indefinite-lived intangible asset impairment test. An entity is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is more likely than not, that its fair value is less than its carrying amount. The amendment became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 or January 1, 2013 for the Company. The standard did not have any impact on the Company's financial statements.

(3) Goodwill and Other Intangible Assets

Goodwill was $4,253,778 at December 31, 2012.

Other intangible assets as of December 31, 2012 are comprised of the following:

	Amortization period		2012
Customer related intangibles	10 years	$	1,177,502
Less: accumulated amortization			(727,910)
Net carrying amount		$	449,592

Amortization expense for the year ended December 31, 2012 was $149,865.

The estimated future amortization expense of other intangible assets as of December 31, 2012 is as follows:

2013	$	128,455
2014		107,046
2015		85,637
2016		64,228
2017		42,818
Thereafter		21,408
	$	449,592

(4) Income Taxes

The components of income tax expense consist of the following:

Federal:		
Current	$	307,737
Deferred		14,896
		322,633
State:		
Current		107,724
Deferred		4,744
		112,468
Income tax expense	$	435,101

At December 31, 2012, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2012.

As of December 31, 2012, the consolidated federal income tax return filed by the Parent for tax years 2009 through 2012 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2012 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax asset as of December 31, 2012 are as follows:

Goodwill	$	(115,947)
Other intangible assets		171,746
Vacation accrual		14,652
Other		(3,249)
Net deferred tax assets	$	67,202

The net deferred tax asset is included in other assets in the statement of financial condition as of December 31, 2012.

The provision for income taxes for the year ended December 31, 2012, includes federal taxes at an effective rate of 35% and state taxes at an effective rate of 7%.

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $113 thousand for the year ended December 31, 2012. A portion of revenue reported by the Company for 2012 resulted from this relationship. At December 31, 2012, the receivable from the clearing broker was an immaterial amount.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2012, the Company did not incur any such expenses, and there no such liability as of December 31, 2012.

(6) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest Bank and Trust Co. for such services under service fee arrangements. The management fee expense was $188,856 for 2012 and is included in other expenses on the statement of income for the year ended December 31, 2012. At December 31, 2012, the Company had a noninterest bearing deposit account with Univest Bank and Trust Co. with a balance of $726,867.

(7) Employee Benefits

Substantially all employees who were hired before December 8, 2009 are covered by a noncontributory retirement plan of the Parent. Employees hired on or after December 8, 2009 are no longer eligible to participate in the noncontributory retirement plan. Benefits under the cash balance plan accrue by crediting participants annually with an amount equal to a percentage of earnings in that year based on years of credited service as defined in the plan. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make

matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $37,784 for 2012.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $3,750,387, which was $3,700,387 in excess of its required minimum net capital of $50,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

(9) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(10) Commitments and Contingencies

The Company has no material commitments or contingencies.

(Continued)

SUPPLEMENTARY INFORMATION

Schedule I

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Total stockholder's equity	$	9,352,326
Deduct nonallowable assets:		
Goodwill		4,253,778
Other intangible assets		449,592
Other assets		818,090
Total nonallowable assets		5,521,460
Net capital before haircuts on security positions		3,830,866
Haircuts on security positions		80,479
Net capital		3,750,387
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	3,700,387
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	3,680,250
Aggregate indebtedness	$	701,366
Ratio of aggregate indebtedness to net capital		.18701 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

Schedule II

UNIVEST INVESTMENTS, INC.

Statement Regarding Rule 15c3-3

December 31, 2012

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Univest Investments, Inc.:

In planning and performing our audit of the financial statements of Univest Investments, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant on SEC Rule 17a-5(e)(4)

The Board of Directors
Univest Investments, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Univest Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check copies, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports, for the year ended December 31, 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5. Compared the overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014145 FINRA DEC
UNIVEST INVESTMENTS INC 13*13
14 N MAIN STREET
PO BOX 64197
SOUDERTON PA 18964-0197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Darren Johnson 215-721-2549

2. A. General Assessment (item 2e from page 2)		$ 9,252.00
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/25/12 Date Paid		(4,440.00)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		4,812.00
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,812.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,812.00	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Univest Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30 day of January, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,384,011.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(683,046.00)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(683,046.00)
2d. SIPC Net Operating Revenues	$ 3,700,965.00
2e. General Assessment @ .0025	$ 9,252.00 (to page 1, line 2.A.)

KPMG

UNIVEST INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
Univest Corporation of Pennsylvania)

Financial Statements and
Supplementary Information

December 31, 2012

(With Report of Independent Registered
Public Accounting Firm Thereon)